UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM 6-K

_____________________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A

Minutes No. 420

In the City of Buenos Aires, on March 8, 2024, at 5.45 p.m, the members of the Statutory Audit Committee of Central Puerto S.A. (the “Company”), César Halladjian, Eduardo Erosa and Juan Nicholson meet to consider the first item on the Agenda: 1. CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023. ISSUANCE OF THE STATUTORY AUDIT COMMITTEE REPORT. Mr. Halladjian takes the floor and informs that the Statutory Audit Committee has the obligation to issue a report on the Balance Sheet, the Income Statement, the Comprehensive Income Statement, the Statement of Changes in Shareholders’ Equity, the Statement of Cash Flow, the Notes and Annexes, Brief and Additional Information to the Notes to the Financial Statements - Section 68 of the Rules of the Buenos Aires Stock Exchange in force as of December 31, 2023. After a brief exchange of ideas and taking into account the clarifications and information provided by the Company’s Board of Directors, the members of the Statutory Audit Committee unanimously DECIDE to approve the contents of the Report issued by the Statutory Audit Committee, which is transcribed hereinbelow, and to delegate the task of signing the document to Mr. Cesar Halladjian:

STATUTORY AUDIT COMMITTEE’S REPORT.

To the Shareholders of

CENTRAL PUERTO S.A.

Introduction

1. Pursuant to the regulations set forth in Subsection 5, Section 294 of the Argentine Business Entities Act No. 19 950 as amended (the “Business Entities Act”) and the Rules set forth by the Buenos Aires Stock Exchange for the ‘Authorization, Suspension, Withdrawal and Cancellation of the listing of Securities’ (the “BCBA Listing Rules”), we have examined the attached individual and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, which are attached herein and which include: (a) the individual and consolidated Balance Sheets as at December 31, 2023, (b) the individual and consolidated income and comprehensive income statement for the fiscal year ended December 31, 2023, and the consolidated statement of changes in shareholders’ equity as of December 31, 2023 and the individual and consolidated statement of cash flow for nine-month period ended December 31, 2023 and (c) a summary of the main accounting policies and other explanatory information. The above-mentioned documents are the responsibility of the Company’s Board of Directors in the execution of its exclusive duties.

Scope of the work

2. Our work consisted of verifying that the significant information contained in the mentioned financial statements was consistent with the information about the Company’s decisions which were stated in the records, and that those decisions complied with the law and the Bylaws, both regarding formal and documentary requirements. For the purpose of performing this task, we have considered the independent auditor’s reports by the external auditor Pablo Decundo, member of the firm Pistrelli, Henry Martin y Asociados S.R.L. Such reports, dated March 08, 2024 were issued in compliance with the International Standard on Review Engagement 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control, and therefore, we have not assessed the criteria and business decisions regarding the administration, financing, commercialization, and production, since it is the Board who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an assessment regarding those documents and it is not extended to acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Statutory Audit Committee during the execution of its duties. We consider that our work and the external auditor’s reports are a reasonable ground on which we can base our report.

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Conclusion

3. It is our opinion that, based on our review and the reports dated March 8, 2024 issued by accountant Pablo Decundo, as member of the firm Pistrelli, Henry Martin y Asociados S.R.L, the financial statements mentioned in paragraph 1 reasonably present, in all their significant aspects, the consolidated and individual financial situation of the Company and its subsidiaries as of December 31, 2023, as well as the consolidated and individual results and cash flow for the fiscal year ended that date, as per the relevant regulations of the Business Entities Act, Comisión Nacional de Valores and International Accounting Standards (IAS).

Report on other legal and regulatory requirements

4. Pursuant to current regulations, we inform that:

a)	The inventory is recorded in the Inventory Book.

b)

In accordance with General Resolution No. 340 as amended issued by Comisión Nacional de Valores regarding the independence of the external auditor and the quality of the auditing policies applied and the accounting policies of the Company, the external auditor’s report previously described includes the statement of having applied the auditing standards in force in the Argentine Republic, which include independence requirements, and has no exceptions regarding the application of such standards, nor differences regarding International Accounting Standards.

c)

In complying with legal standards, which is our duty, during the fiscal year, we have applied the remaining procedures described in Section 294 of the Business Entities Act, which we consider necessary due to the circumstances and we have no observations in such regard.

d)

The Board of Directors has presented, as Annex to the Annual Report, the Report on Compliance with the Corporate Governance Code provided by Resolution No. 606/2012 issued by Comisión Nacional de Valores.

In relation to such, we have reviewed the information provided by the Board of Directors and, in its material aspects and regarding our competence, we have no observations regarding such information in relation to compliance.

e)

We have reviewed the Board of Directors’ Annual Report regarding Section 66 of the Business Entities Act and the resolutions issued by the Business Entities Registry for the City of Buenos Aires (IGJ) on this matter and the matching of the figures expressed in them with the financial statements mentioned in the first paragraph and we have no observations regarding the matters under our competence, being the perspectives on futures facts, which are in such document, exclusive responsibility of the Board of Directors.

f)	We have applied the procedures on the prevention of money laundering and financing of terrorism established in the professional standards in force.

G)	Regarding compliance by the Company with Directors’ bonds as required by general resolutions issued by IGJ, we have no observations.

City of Buenos Aires,

March 08, 2024

By the Statutory Audit Committee CÉSAR HALLADJIAN Statutory Auditor

The signing of the Financial Statements and the Statutory Audit Committee’s Report is unanimously delegated to Mr. Cesar Halladjian. There being no further business to come before the meeting, the meeting is adjourned at 6.15 p.m.

César Halladjian                            Eduardo Erosa                             Juan Nicholson

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 11, 2024	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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